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Filed by Versicor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No.: 000-31145
Subject Company: Versicor Inc.

The following slides will be used by Versicor Inc. and Biosearch Italia S.p.A. in connection with presentations to stockholders held prior to each company's special meeting of stockholders to consider the proposed merger between Versicor and Biosearch Italia S.p.A.

Versicor and Biosearch Italia

Creating an International Biopharmaceutical Company to Discover, Develop, Manufacture and Market Novel Antibacterial and Antifungal Agents for Tough-To-Treat Infections

July 31, 2002

Deal Summary

Versicor and Biosearch have agreed to merge and create NewCo

Type of Transaction:	Stock-for-Stock Exchange
Exchange Ratio:	1.77 Shares of Versicor per Share of Biosearch
Resulting Ownership:	Versicor: 55% Biosearch: 45%
Listing:	NASDAQ Nuovo Mercato
Post-Deal Status:	Biosearch as an Italian subsidiary and European H.Q.
Implied Value of Consideration:	$260.7 million
Headquarters:	Pennsylvania, USA

Overview of Versicor

Major Products Pipeline

Product	Indication	Status	Rights
Anidulafungin	Systemic fungal infections	Phase III	Worldwide
Dalbavancin	Systemic bacterial infections	Phase II	North America
Oxazolidinones	Systemic bacterial infections	Pre-clinical	Collaboration with Pharmacia
Deformylase Inhibitors	Systemic bacterial infections	Pre-clinical	Collaboration with Novartis

Other Assets

  •
  Additional pre-clinicalantibacterials

  •
  Clinical, regulatory, CMC expertise

  •
  BIOCOR, natural products collaboration with Biosearch

  •
  Discovery engine including chemistry and rational drug design expertise

  •
  Marketing / sales expertise

  •
  Research facilities in California, USA

Overview of Biosearch

Major Products Pipeline

Product	Indication	Status	Rights
Ramoplanin	Systemic bacterial infections	Phase III	Worldwide, except North America
Dalbavancin	Systemic bacterial infections	Phase II	Worldwide, except North America
BI-K0376	Acne (topical)	Phase I	Worldwide

Other Assets

  •
  Pipeline of pre-clinical antibacterials and antifungals

  •
  Discovery engine including natural products expertise

  •
  BIOCOR and other discovery partnerships

  •
  Pre-clinical capabilities including GLP/GMP analytical expertise

  •
  Manufacturing capabilities

  •
  Research facilities and offices in Northern Italy / Manufacturing capability in Southern Italy

Overview of NewCo

Major Product Pipeline

Product	Indication	Status	Rights
Anidulafungin	Systemic fungal infections	Phase III	Worldwide
Ramoplanin	Systemic bacterial infections	Phase III	Worldwide, except N.A.
Dalbavancin	Systemic bacterial infections	Phase II	Worldwide
BI-K0376	Acne (topical)	Phase I	Worldwide
Oxazolidinones	Systemic bacterial infections	Pre-clinical	Collaboration with Pharmacia
Deformylase Inhibitors	Systemic bacterial infections	Pre-clinical	Collaboration with Novartis

Other Assets

  •
  Pipeline of pre-clinical antibacterials and antifungals

  •
  Clinical, regulatory, CMC expertise

  •
  BIOCOR and other discovery partnerships

  •
  Discovery engine including chemistry, rational drug design expertise and natural products expertise

  •
  Pre-clinical capabilities including GLP/GMP analytical expertise

  •
  Offices and research facilities in Northern Italy and California, and manufacturing capability in Southern Italy

  •
  Marketing / sales expertise

Versicor and Biosearch

Successful history of working together

•
Versicor in-licensed only North American rights to Dalbavancin from Biosearch in 1998

—
Biosearch to receive royalties and manufacturing payments

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Biosearch has rights for Europe and the rest of the world

•
Collaboration since 1998—BIOCOR—for development of anti-microbials

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Biosearch contributes natural product leads

—
Versicor contributes lead optimization expertise

•
Manufacturing relationship for the supply of API

Merger solidifies a successful collaboration

Merger Rationale

Merger Rationale

Strategic

•
Provides worldwide rights for two late-stage products

•
Maximizes clinical and pre-clinical productivity

•
Combines manufacturing and marketing capabilities

•
Creates global infrastructure by combining European and North American markets

•
Builds stronger research capability by uniting natural product and lead optimization expertise

Merger Rationale

Strategic

•
73% incremental worldwide market now available for Dalbavancin

Source: DataMonitor, dated August 2001

Merger Rationale

Enabling

•
Increase sales and profit margin from worldwide markets by leveraging current clinical and launch costs

•
Ability to market Anidulafungin in Europe before Dalbavancin

•
More attractive portfolio to out-license to Japan and RoW

•
More desirable partner for in-licensing

Merger Rationale

Financial

•
50% additional profit on Anidulafungin

•
Increase Dalbavancin gross margin from high 60%'s to 90%+

•
90%+ gross margin on Dalbavancin in Europe

•
Approximately $190 million in total cash solidifies balance sheet

Merger Rationale

Financial

•
Additional profit on Anidulafungin

•
Increase Dalbavancin gross margin up to 90%+

•
Approximately $190 million of cash solidifies balance sheet

Merger Rationale

Control

•
Centralized management team

—
Clinical

—
Manufacturing

—
Sales and Marketing

Complementary Capabilities

Lead Products

Anidulafungin worldwide

•
Potent and broad spectrum

•
Fungicidal

•
InVitro synergy with amphotericin for aspergillus

•
Well tolerated

•
Once daily dosing

Lead Products

Dalbavancin worldwide

•
Excellent InVitro activity versus Gram-positive bacteria

•
Bactericidal

•
Predictable pharmacokinetics / elimination

•
Unique once-weekly dosing flexibility

•
Safety track record of glycopeptide class

Lead Products

Ramoplanin summary

•
Cell Wall inhibitor / Unique mechanism of action / First in its class "Glycolipodepsipeptide".

•
Bactericidal, no cross-resistance

•
North American Rights licensed to Genome Therapeutics

—
Biosearch receives N.A. royalties and revenues from the supply of the API

•
Biosearch has rights for the RoW including Europe, and development data generated by the licensee at no cost

•
Granted "Fast Track" designation in the USA and "Orphan Drug" status in Europe

Management Team

Name	Position	Experience
George F. Horner III	CEO	ABT, LGND
Claudio Quarta, Ph.D.	COO	HMR
Timothy J. Henkel, M.D., Ph.D.	CMO	GSK
Francesco Parenti, Ph.D.	CSO, Global	HMR
Richard J. White, Ph.D.	CSO, North America	BMS
Dov A. Goldstein, M.D.	CFO	HCV
Constantino Ambrosio	C Mfg. O	DOW / HMR
Giorgio Mosconi, M.D.	VP, Business Development	BMS / MMD

Clinical Milestones

Leading Global Biopharmaceutical Company

Versicor Inc. will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Versicor Inc. free of charge by requesting them in writing from Versicor Inc. 34790 Ardentech Court, Fremont, California 94555, Attention: Investor Relations, telephone: (510) 739-3003.

Versicor Inc. and Biosearch Italia S.p.A., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Versicor Inc. and Biosearch Italia S.p.A. in connection with the merger. Information about the directors and executive officers of Versicor Inc. and their ownership of Versicor Inc. shares is set forth in the proxy statement for Versicor Inc.'s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

This release contains forward-looking statements describing our expectations for the future. Often the words "believe," "expect," "anticipate", "might," "will," or "could" (or the negatives of these words) or similar expressions appear in, and can be used to identify, forward-looking statements. While we believe that the expectations expressed in our forward-looking statements are reasonable, the future can rarely be predicted with precision and actual events occurring in the future might not match the expectations described in this document. The matters discussed in our forward-looking statements are subject to uncertainty and many known (and perhaps unknown) risk factors. Some of the important risk factors that could cause our actual results to differ significantly from the results expressed or implied by our forward-looking statements are listed in our recent 10-Q Report under the caption "Risk Factors that might Affect our Future Operating Results," as well as in our other SEC filings under similar captions. Among other factors, we face the risks that: shareholders of Versicor and Biosearch might not approve the merger; clinical trials might be delayed; clinical trials might indicate a product candidate is unsafe or ineffective; the filing of any new drug applications might be delayed or cancelled; a filed New Drug Application might be denied resulting in an inability to market the product candidate in the U.S. or other jurisdictions; Versicor and/or the combined company might lack the ability to successfully market products domestically and internationally; difficulties or delays in manufacturing might occur; legislation affecting drug pricing and reimbursement might cause adverse changes to the potential market for Versicor's product candidates; product liability and other types of lawsuits might be filed against the company; Versicor's ability to protect its intellectual property both domestically and internationally might be incomplete; Versicor and/or Biosearch might fail to comply with the many complex laws and regulations affecting domestic and foreign pharmaceutical operations; changes in generally accepted accounting principles might result in financial reporting changes that cause reported loss to increase; growth in costs and expenses might cause losses to increase; Versicor might fail to obtain the anticipated results and synergies from the proposed merger; Versicor's ongoing proprietary and collaborative research might not yield useful results; contractual milestone payments might not be paid to Versicor as contemplated and Versicor's competitors might develop superior substitutes for its products or market them more effectively. Because of the risks we face, our actual results, performance or achievements may differ materially from the results, performance or achievements, expressed or implied by our forward- looking statements. We assume no responsibility to issue updates to the forward-looking matters discussed in this release.

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Versicor and Biosearch Italia